20010789

S

Washington, D.C. 20549

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FEB 2 8 2020
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gulfstar Group I, LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, STE 3800

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Lasher 713-300-2002

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.

(Name – *if individual, state last, first, middle name*)

One Riverway, STE 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Lasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulfstar Group I, LTD., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALICIA NEAL
Notary ID #125792481
My Commission Expires
December 17, 2022

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

President and Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

CONTENTS

	Pages
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Partners' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Schedule I	10
Schedule II	11
Report of Independent Registered Public Accounting Firm – Exemption Review	12
Exemption Report	13

HARPER PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
GulfStar Group I, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. as of December 31, 2019, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GulfStar Group I, Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GulfStar Group I, Ltd.'s management. Our responsibility is to express an opinion on GulfStar Group I, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GulfStar Group I, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as GulfStar Group I, Ltd.'s auditor since 2004.
Houston, Texas
February 26, 2020

ASSETS		
Cash and cash equivalents	$	1,043,775
Accounts receivable, affiliate		888
Notes receivable, affiliate		502,800
TOTAL ASSETS	$	1,547,463
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable, affiliate	$	23,074
Accrued margin tax		60,472
TOTAL LIABILITIES		83,546
Partners' capital		1,463,917
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,547,463

See accompanying notes.

GULFSTAR GROUP I, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	
Management fee income, affiliate	$ 300,000
Commissions and retainer fees	14,509,328
Total Revenues	14,809,328
Expenses	
Management fees	1,536,000
Managing directors fees	4,477,238
Referral fees	617,024
Payroll taxes	94,577
Professional fees	99,686
Licenses and registrations	7,783
Margin tax	60,472
Other	1,050
Total Expenses	6,893,830
Net Income	$ 7,915,498

See accompanying notes.

GULFSTAR GROUP I, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	General Partner	Limited Partners	Total
Balance, December 31, 2018	$ 84,367	$ 1,164,052	$ 1,248,419
Distributions	(770)	(7,699,230)	(7,700,000)
Net Income	792	7,914,706	7,915,498
Balance, December 31, 2019	$ 84,389	$ 1,379,528	$ 1,463,917

See accompanying notes.

GULFSTAR GROUP I, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 7,915,498
Adjustments to reconcile Net Income to net cash provided by Operating Activities:	
Decrease in Accounts Receivable, affiliate	130,099
Decrease in Prepaid Management Fees, affiliate	128,000
Increase in Accounts Payable, affiliate	11,816
Increase in Accrued Margin Tax	30,472
Net cash provided by Operating Activities	8,215,885
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to Partners	(7,700,000)
Net cash used in Financing Activities	(7,700,000)
Net cash increase for period	515,885
Cash at beginning of period	527,890
Cash at end of period	$ 1,043,775

See accompanying notes.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2019, the partnership accrued Margin tax expense of $60,472.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2016 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete, and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which required adjustment or disclosure to the financial statements at December 31, 2019.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II management fees of $128,000 per month for the year of 2019. The management fees are payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2019 there were no amounts payable to or prepaid with GulfStar II related to management fees. Total fees paid by the Partnership pursuant to the agreement were $1,536,000 for the year ended December 31, 2019.

NOTE C RELATED PARTY TRANSACTIONS (continued)

At December 31, 2019 the Partnership had no prepaid management fees. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $4,477,238 for the year ended December 31, 2019. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee for professional services on a monthly basis. Total management fees received by the Partnership were $300,000 for the year ended December 31, 2019.

In the ordinary course of business the Partnership will receive retainer fees earned by GulfStar II for consulting services provided in the issuance of debt and/or equity. These fees are immediately considered payable to GulfStar II and are not recorded in the accompanying income statement. At December 31, 2019 the amount payable to GulfStar II related to retainer fees was $0.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2019 the Partnership had net capital of $856,762 and a net capital requirement of $5,570. The Partnership's ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2019. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $705,308 at December 31, 2019. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables for cash advances with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 23, 2021 and October 1, 2020, respectively. On February 27, 2012 the Partnership created an additional intercompany note receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed for a two-year term during 2019 and will mature on February 27, 2021.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL	
Total partners' capital qualified for net capital	$ 1,463,917
Nonallowable assets:	
Cash and cash equivalents	(88,467)
Accounts receivable, affiliate	(888)
Notes receivable, affiliate	(502,800)
Total nonallowable assets	(592,155)
Excess Fidelity Bond Deductible	(15,000)
	(607,155)
Net capital	$ 856,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.66% of total aggregate indebtedness)	$ 5,570
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,570
Excess net capital	$ 851,192
Ratio: Aggregate indebtedness to net capital	.10 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2019 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X 17A-5 filed by GulfStar Group I, Ltd.

See report of independent public accounting firm.

Schedule II

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2019

Exemption Provision

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See report of independent public accounting firm.

HARPER PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
GulfStar Group I, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GulfStar Group I, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GulfStar Group I, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) GulfStar Group I, Ltd. stated that GulfStar Group I, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. GulfStar Group I, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GulfStar Group I, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 26, 2020

Gulfstar Group I, LTD.
700 Lousiana Street, Suite 3800 / Houston, Texas 77002
713-300-2010

Gulfstar Group I, LTD. Assertions

Gulfstar Group I, LTD. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

Gulfstar Group I, LTD.

I, Stephen Lasher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stephen Lasher, President and Chief Compliance Officer

January 5, 2019

HARPER PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

To the Management of
GulfStar Group I, Ltd.

In connection with our audit of the financial statements and supplemental information of GulfStar Group I, Ltd. (the Partnership) for the year ended December 31, 2019, we have issued our report thereon dated February 26, 2020. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Partnership's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2019. We noted no transactions entered into by the Partnership during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Partnership's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Partnership in its December 31, 2019 financial statements are described in Note A to the financial statements and relate to the policies the Partnership uses to account for revenue recognition as it relates to fulfillment of engaged services.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical estimates identified effecting the financial statements of the Partnership for the year ended December 31, 2019.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Partnership or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Partnership's identification of, accounting for, and disclosure of the Partnership's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Partnership's policies or procedures or for which exceptions to the Partnership's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Partnership's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Partnership's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We found the qualitative aspects of the Partnership's accounting principles to be relevant and appropriate.

Uncorrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The management representation letter lists the uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Partnership's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Partnership's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Partnership presents the supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of management of GulfStar Group I, Ltd. and is not intended to be, and should not be, used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 26, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-43999 FINRA DEC 09/04/1991
GULFSTAR GROUP I LTD
ATTN: ALICIA NEAL
700 LOUISIANA ST STE 3800
HOUSTON, TX 77002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2 A. General Assessment (item 2e from page 2) $20,838

B. Less payment made with SIPC-6 filed (exclude interest) (3,747.50)
2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,090.50

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $17,090.50

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gulf Star Group I, Ltd
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Office Manager
(Title)

Dated the 30 day of Jan, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,809,328
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. Referral fees paid to MSSB, BAML	617,024.00
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	300,000.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	917,024.00
2d. SIPC Net Operating Revenues	$ 13,892,304.00
2e. General Assessment @ .0015	$ 20,838

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